[redacted]

SEC Mail Processing Section
AUG 28 2009
Washington, DC
121

SEC[barcode] 09042402 MMISSION

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SEC FILE NUMBER
8 - ~~65850~~ 49409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St. North, Suite B, Building 600
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earle W. Evans III (316) 686-6222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 West Courtyard Drive, Ste 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

N.A.

AP 9/29

OATH OR AFFIRMATION

I, Earle W. Evans III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vestech Securities, Inc.**, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PATRICIA A. McCULLOUGH
Notary Public - State of Kansas
My Appt. Expires 2/26/2010

Signature

President
Title

Patricia A. McCullough
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - None
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

VESTECH SECURITIES, INC.

Financial Statements and Supplemental Schedule
December 31, 2008

(With Independent Auditors' Report Thereon)

VESTECH SECURITIES, INC.
Index to Financial Statements and Supplemental Schedule
June 30, 2009

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Shareholder of
Vestech Securities, Inc.:

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. (the Company) as of June 30, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 24, 2009

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2009

ASSETS	
Current assets	
Cash and cash equivalents	$ 2,368
Cash deposits with clearing organization	13,943
Receivable from clearing broker-dealers and clearing organization	34,770
Prepaid expenses and other assets	4,915
Total current assets	55,996
Fixed Assets	
Furniture and equipment	6,927
Less: accumulated depreciation	(6,924)
Total fixed assets	3
Non-current assets	
Notes receivable	1,613
Notes receivable - related party	22,100
Stockholder receivable	34,150
Total non-current assets	57,863
TOTAL ASSETS	$ 113,862

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 32,448
Total liabilities	32,448
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	40,000
Additional paid-in capital	5,701
Retained earnings	35,713
Total stockholders' equity	81,414
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 113,862

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Statement of Operations
For the Year Ended June 30, 2009

REVENUES	
Securities commissions	$ 144,175
Investment advisory	264,706
Other income	12,391
Total revenues	421,272
EXPENSES	
Officers salaries	158,650
Other employee compensation and benefits	46,751
Commissions	147,798
Professional fees	16,619
Clearing fees	35,153
Rent	10,377
Regulatory fees	8,890
Travel and entertainment	5,886
Communication expense	11,592
Depreciation expense	3,493
Other expenses	20,178
Total expenses	465,387
Net loss before taxes	(44,115)
Income tax expense	-
NET LOSS	$ (44,115)

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2009

	Common Stock				Additional Paid-in		Retained		
	Shares		Amount		Capital		Earnings		Total
Balances at June 30, 2008	1,000	$	40,000	$	5,701	$	79,828	$	125,529
Net loss	-		-		-		(44,115)		(44,115)
Balances at June 30, 2009	1,000	$	40,000	$	5,701	$	35,713	$	81,414

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Statement of Cash Flows
Year Ended June 30, 2009

Cash flows from operating activities:	
Net loss	$ (44,115)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	3,493
Changes in assets and liabilities:	
Receivable from clearing broker-dealers	38,997
Prepaid expenses and other assets	628
Accounts payable and other liabilities	(2,971)
Net cash used in operating activities	(3,968)
Cash flows from investing activities:	
Advance on notes receivable	(1,213)
Advance on notes receivable - related party	(4,100)
Advance on shareholder receivable	(2,666)
Payment received from shareholder loan	8,950
Net cash provided by investing activities	971
Cash flows from financing activities:	-
Net decrease in cash	(2,997)
Cash at beginning of year	5,365
Cash at end of year	$ 2,368

Supplemental Disclosures of Cash Flow Information:

Interest paid	$ -
Income taxes paid	$ -

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Notes to the Financial Statements
June 30, 2009

Note 1 - Nature of Business

Vestech Securities, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Securities, mutual funds, annuity commissions, and wrap advisor fees make up the Company's revenue. The Company's customers consist primarily of individuals living in Kansas.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less, to be cash equivalents.

Securities transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment. Expenditures for maintenance and repairs are expensed as incurred. Depreciation expense for the year ended June 30, 2009 was $3,493.

Note 2 - Significant Accounting Policies (Continued)

Investment Advisory

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers, and securities owned. The Company's cash balances did not exceed federally insured limits of $250,000 during the year. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company files as an "S" Corporation for federal and state income tax purposes. The Company's net income is taxed at the shareholder level rather than the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements.

Fair Value Measurements

As defined in Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). SFAS 157 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Company has implemented SFAS 157 effective July 1, 2008.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2009, the Company had net capital and net capital requirements of $18,354 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.77 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At June 30, 2009, the Company was not involved in any litigation or active legal actions.

Sub-Clearing Agreement

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Related parties

The Company rents office space from a related party on a month-by-month basis. Rent expense for the year ended June 30, 2009 was $10,377.

The Company has one stockholder who owns 100% of Vestech Securities, Inc. From time to time the stockholder receives advances from the Company, which are non-interest bearing and due on demand. The stockholder receivable balance as of June 30, 2009 was $34,150.

As of June 30, 2009, the Company has advanced a total of $22,100 to two different related parties. The notes have a 10% interest rate per annum with no definite repayment terms.

As of June 30, 2009, the Company has several customers who are relatives of management. This activity has been recorded as 'arm-length' transactions by the Company.

As an "S" Corporation, the stockholder receives distributions to the extent of his basis in the Company. For the year ended June 30, 2009, there were no stockholder distributions made.

Note 6 - Employee benefits

The Company has a Simple IRA pension plan, whereby eligible employees may voluntarily contribute a percentage of compensation. The company matches a portion of the employee's contributions up to 3% of the employee's compensation for the year. For the period ending June 30, 2009, the Company recognized retirement plan expense of $4,915.

Schedule I

VESTECH SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2009

Total partners' equity qualified for net capital	$	81,414
Deductions		
Non-allowable assets:		62,781
Net additions/deductions		62,781
Net capital before haircuts on securities		18,633
Haircuts on securities		-
Cash deposits with clearing organization		(279)
Net capital	$	18,354
Aggregate indebtedness		
Accounts payable and other liabilities	$	32,448
Total aggregate indebtedness	$	32,448
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	13,354
Ratio of aggregate indebtedness to net capital		1.77

Note: Reconciliation of the basic net capital requirement is not included as there is no material difference from the Company's calculation per amended Form X-17A-5.

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
Vestech Securities, Inc.:

In planning and performing our audit of the financial statements of Vestech Securities, Inc. (the Company) as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 24, 2009

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

August 24, 2009

To the Management and Board of Directors
Vestech Securities, Inc.

We have audited the financial statements of Vestech Securities, Inc. (the Company) for the year ended June 30, 2009 and have issued our report thereon dated August 24, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated July 9, 2009 our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Vestech Securities, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a(5)(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We have issued a separate Independent Auditors' Report on Internal Control dated August 24, 2009.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

The Company adopted SFAS No. 157 effective July 1, 2008. SFAS 157 established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. SFAS 157 does not require assets and liabilities that were previously recorded at cost to be recorded at fair value or for assets and liabilities that are already required to be disclosed at fair value, SFAS 157 introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be used for financial reporting purposes.

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

The adoption of FAS 157 did not have an effect on the Company's financial condition or results of operations, but SFAS 157 introduced new disclosures about how the Company values certain assets and liabilities. Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. As of June 30, 2009, the Company's investments in securities owned require measurement on a recurring basis based on the guidance in SFAS 157. At June 30, 2009 all financial assets consisted of cash and cash equivalents at financial institutions in the United States. There was no level 1, 2 or 3 assets or liabilities at June 30, 2009.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant accounting estimates impacting the financial statements at June 30, 2009.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). There were no passed adjustments noted during the course of our audit. We did record three adjustments to the financial statements as a result of our audit procedures.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

PMB Helin Donovan

Management Representations

We have requested certain representations from management that are included in the management representation letter dated August 24, 2009.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the board of directors and management of Thornhill Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP